Trinity Biotech plc

IDA Business Park Bray,

County Wicklow,

A98 H5C8 Ireland

VIA EDGAR

June 3, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E. Washington, D.C. 20549

Attn: Lauren Hamill and Chris Edwards

Re: Trinity Biotech plc

Request for Withdrawal of Registration Statement on Form F-3

File No. 333-295846

Dear Ms. Hamill and Mr. Edwards:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Trinity Biotech plc (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form F-3, together with all exhibits thereto, filed with the Commission on May 13, 2026 (File No. 333-295846) (the “Registration Statement”).

As described in the explanatory note to the Registration Statement, the Registration Statement was filed to convert the Company’s existing effective Registration Statement on Form F-1 (File No. 333-293717), which was declared effective on March 3, 2026, into a Registration Statement on Form F-3 pursuant to Rule 429 under the Securities Act. The Company is seeking withdrawal of the Registration Statement because it has determined not to proceed with the resale offering on Form F-3 and instead intends to proceed by post-effective amendment to its existing registration statement on Form F-1.

The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement.

The Company submits that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a). The Company requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date. It is our understanding that this application for withdrawal will be deemed granted as of the date it is filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions or comments regarding this request, please contact Mary Brown of Carter Ledyard & Milburn LLP at (212) 238-8765.

Very truly yours,

Trinity Biotech plc

By: _/s/ John Gillard___________________

Name: John Gillard

Title: Chief Executive Officer